Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions, Except Ratios)

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
Earnings:
Net earnings	$350.2	$275.2	$107.6	$261.8	$79.1
Provision for income taxes	84.5	63.2	54.8	106.6	34.3
Amortization of capitalized interest	0.7	1.2	1.3	1.3	1.2
Fixed charges excluding interest capitalized	50.9	53.2	49.4	50.6	50.1
Total	486.3	392.8	213.1	420.3	164.7

Fixed Charges:
Interest expense (gross of interest income)	41.9	43.3	42.6	44.0	42.5
Amortization of deferred financing expense	2.0	2.0	1.8	1.2	1.4
Interest capitalized	2.1	0.3	0.3	–	–
Interest component of rental expense	7.0	7.9	5.0	5.4	6.2
Total	53.0	53.5	49.7	50.6	50.1

Ratio of Earnings to Fixed Charges	9.2	7.3	4.3	8.3	3.3